February 8, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Cara Wirth

Re:	MarineMax, Inc. (the “Registrant”)

Registration Statement on Form S-3

Filed December 2, 2020

File No. 333-251083 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective on February 11, 2021, or as soon thereafter as practicable.

Very truly yours,

MARINEMAX, INC.

/s/ Michael H. McLamb
Michael H. McLamb,
Executive Vice President and
Chief Financial Officer